Exhibit 99.1

Yalla Group Limited Announces Unaudited Fourth Quarter and Full Year 2025 Financial Results

DUBAI, UAE, March 9, 2026 /PRNewswire/ -- Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the largest Middle East and North Africa (MENA)-based online social networking and gaming company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Financial and Operating Highlights

•
Revenues were US$83.9 million in the fourth quarter of 2025, compared with US$90.8 million in the fourth quarter of 2024.
o
Revenues generated from chatting services in the fourth quarter of 2025 were US$53.8 million.
o
Revenues generated from games services in the fourth quarter of 2025 were US$29.5 million.
•
Net income was US$34.5 million in the fourth quarter of 2025, a 6.2% increase from US$32.5 million in the fourth quarter of 2024. Net margin1 was 41.2% in the fourth quarter of 2025.
•
Non-GAAP net income2 was US$36.9 million in the fourth quarter of 2025, a 3.2% increase from US$35.7 million in the fourth quarter of 2024. Non-GAAP net margin3 was 43.9% in the fourth quarter of 2025.
•
Average MAUs4 increased by 8.2% to 44.8 million in the fourth quarter of 2025, from 41.4 million in the fourth quarter of 2024.
•
The number of paying users5 was 10.4 million in the fourth quarter of 2025, compared with 12.3 million in the fourth quarter of 2024.

Key Operating Data	For the three months ended
	December 31, 2024	December 31, 2025

Average MAUs (in thousands)	41,445	44,848

Paying users (in thousands)	12,309	10,444

1 Net margin is net income as a percentage of revenues.

2 Non-GAAP net income represents net income excluding share-based compensation. Non-GAAP net income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

3 Non-GAAP net margin is non-GAAP net income as a percentage of revenues.

4 “Average MAUs” refers to the average monthly active users in a given period, calculated by dividing (i) the sum of active users for each month of such period by (ii) the number of months in such period. “Active users” refers to registered users who accessed any of our main mobile applications at least once during a given period.

5 “Paying users” refers to registered users who played a game or purchased our virtual items or upgraded services using virtual currencies on our main mobile applications at least once in a given period, except for users who received all of their virtual currencies directly or indirectly from us for free. “Registered users” refers to users who have registered accounts on our main mobile applications as of a given time; a registered user is not necessarily a unique user, as an individual may register multiple accounts on our main mobile applications.

Full Year 2025 Highlights

•
Revenues were US$341.9 million in 2025, representing an increase of 0.7% from 2024.
o
Revenues generated from chatting services in 2025 were US$216.4 million.
o
Revenues generated from games services in 2025 were US$124.0 million.
•
Net income was US$148.1 million in 2025, a 10.4% increase from US$134.2 million in 2024. Net margin was 43.3% in 2025.
•
Non-GAAP net income was US$158.5 million in 2025, a 6.5% increase from US$148.8 million in 2024. Non-GAAP net margin was 46.3% in 2025.

“We delivered solid 2025 results, with full-year revenues rising to US$341.9 million and net income up 10.4% to US$148.1 million,” said Mr. Tao Yang, Founder, Chairman and CEO of Yalla. “Strong execution across our product ecosystem drove increased user engagement, underscored by an 8.2% year-over-year increase in MAUs to 44.8 million in the fourth quarter of 2025. Additionally, revenues from games services started to accelerate, delivering a year-over-year increase of 9.1% for the full year thanks to our dedication to gaming innovation and effective marketing campaigns. Our first match-3 game Turbo Match is now available and gathering positive user reviews, and our desert-themed SLG title is set for official promotion in the second quarter of 2026, strengthening our position to tap new user cohorts.

“Meanwhile, we deepened AI integration across our ecosystem, boosting operational efficiency and accelerating our product innovation and localization efforts. We also continued to strengthen our presence in Saudi Arabia as part of our regional growth strategy, establishing a partnership with the Saudi Esports Federation to support the Saudi eLeague 2026 and local talent programs. Looking ahead, we will continue to unlock deeper synergies between our social and gaming ecosystems while building our technological capabilities and product pipeline to strengthen our industry leadership in the rapidly growing MENA market and drive sustainable long-term growth.”

Ms. Karen Hu, CFO of Yalla, commented, “In the fourth quarter, we continued to focus on efficiency enhancement to strengthen profitability. Our net income increased by 6.2% year-over-year to US$34.5 million with a net margin of 41.2%, up 5.4 percentage points year-over-year. For the full year, we delivered both top-line and bottom-line growth through strong strategic execution and effective cost control. Our solid balance sheet and healthy cash flow position us to continue returning value to shareholders, highlighted by US$56.6 million returned in 2025 through our share repurchase program and the launch of a new share repurchase program for up to US$150 million over the next 24 months starting March 9, 2026. Moving forward, we will continue to invest in long-term opportunities that propel high-quality growth, maximizing value for all stakeholders.”

Fourth Quarter 2025 Financial Results

Revenues

Revenues were US$83.9 million in the fourth quarter of 2025, compared with US$90.8 million in the fourth quarter of 2024. The decrease was primarily due to a decrease in paying users as a result of fewer promotion events held by third-party payment platforms in the fourth quarter of 2025 compared with those held in the fourth quarter of 2024.

In the fourth quarter of 2025, revenues generated from chatting services were US$53.8 million, and revenues from games services were US$29.5 million.

Costs and expenses

Total costs and expenses were US$57.2 million in the fourth quarter of 2025, a 5.7% decrease from US$60.7 million in the fourth quarter of 2024.

Cost of revenues was US$26.3 million in the fourth quarter of 2025, a 15.1% decrease from US$31.0 million in the fourth quarter of 2024, primarily due to lower commission fees paid to third-party payment platforms as a result of diversified payment channels. Cost of revenues as a percentage of total revenues decreased to 31.4% in the fourth quarter of 2025 from 34.2% in the fourth quarter of 2024.

Selling and marketing expenses were US$9.4 million in the fourth quarter of 2025, a 26.5% increase from US$7.4 million in the fourth quarter of 2024, primarily due to higher advertising and market promotion expenses attributable to the Company’s continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of total revenues increased to 11.2% in the fourth quarter of 2025 from 8.2% in the fourth quarter of 2024.

General and administrative expenses were US$12.1 million in the fourth quarter of 2025, a 7.8% decrease from US$13.1 million in the fourth quarter of 2024, primarily due to a decrease in incentive compensation. General and administrative expenses as a percentage of total revenues was flat at 14.4% in the fourth quarter of 2025 compared with the fourth quarter of 2024.

Technology and product development expenses were US$9.5 million in the fourth quarter of 2025, a 3.2% increase from US$9.2 million in the fourth quarter of 2024, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of total revenues increased to 11.3% in the fourth quarter of 2025 from 10.1% in the fourth quarter of 2024.

Operating income

Operating income was US$26.6 million in the fourth quarter of 2025, compared with US$30.1 million in the fourth quarter of 2024.

Non-GAAP operating income6

Non-GAAP operating income in the fourth quarter of 2025 was US$28.9 million, compared with US$33.3 million in the fourth quarter of 2024.

Interest income

Interest income was US$6.0 million in the fourth quarter of 2025, compared with US$7.1 million in the fourth quarter of 2024.

Investment (loss) income

Investment income was US$1.1 million in the fourth quarter of 2025, compared with an investment loss of US$1.7 million in the fourth quarter of 2024, primarily due to changes in the fair value of wealth management products.

Income tax (expense) benefit

Income tax benefit was US$0.6 million in the fourth quarter of 2025, compared with income tax expense of US$3.4 million in the fourth quarter of 2024, primarily attributable to the preferential tax rate applicable to a subsidiary since the fourth quarter of 2025.

Net income

Net income was US$34.5 million in the fourth quarter of 2025, a 6.2% increase from US$32.5 million in the fourth quarter of 2024.

Non-GAAP net income

Non-GAAP net income in the fourth quarter of 2025 was US$36.9 million, a 3.2% increase from US$35.7 million in the fourth quarter of 2024.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.23 and US$0.20, respectively, in the fourth quarter of 2025, while basic and diluted earnings per ordinary share were US$0.20 and US$0.18, respectively, in the fourth quarter of 2024.

6 Non-GAAP operating income represents operating income excluding share-based compensation. Non-GAAP operating income is a non-GAAP financial measure. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Non-GAAP earnings per ordinary share7

Non-GAAP basic and diluted earnings per ordinary share were US$0.24 and US$0.21, respectively, in the fourth quarter of 2025, compared with US$0.22 and US$0.20, respectively, in the fourth quarter of 2024.

Cash and cash equivalents, restricted cash, term deposits and short-term investments

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, term deposits and short-term investments of US$754.6 million, compared with US$656.3 million as of December 31, 2024.

Full Year 2025 Financial Results

Revenues

Revenues were US$341.9 million in 2025, a 0.7% increase from US$339.7 million in 2024. The increase was primarily driven by the broadening of user base and enhanced user monetization.

Revenues generated from chatting services were US$216.4 million in 2025, and revenues generated from games services were US$124.0 million in 2025.

Costs and expenses

Total costs and expenses were US$219.7 million in 2025, compared with US$218.3 million in 2024.

Cost of revenues was US$111.9 million in 2025, a 7.1% decrease from US$120.5 million last year, primarily due to lower commission fees paid to third-party payment platforms as a result of diversified payment channels. Cost of revenues as a percentage of total revenues decreased to 32.7% in 2025 from 35.5% in 2024.

Selling and marketing expenses were US$34.6 million in 2025, a 10.2% increase from US$31.3 million in 2024, primarily driven by higher advertising and market promotion expenses attributable to our continued user acquisition efforts and expanding product portfolio. Selling and marketing expenses as a percentage of total revenues increased to 10.1% in 2025 from 9.2% in 2024.

General and administrative expenses were US$39.0 million in 2025, a 4.1% increase from US$37.4 million in 2024, primarily due to an increase in foreign exchange loss. General and administrative expenses as a percentage of total revenues increased to 11.4% in 2025 from 11.0% in 2024.

Technology and product development expenses were US$34.3 million in 2025, an 18.0% increase from US$29.0 million in 2024, primarily due to an increase in salaries and benefits for our technology and product development staff, driven by an increase in the headcount of our technology and product development staff to support the development of new businesses and expansion of our product portfolio. Technology and product development expenses as a percentage of total revenues increased to 10.0% in 2025 from 8.5% in 2024.

Operating income

Operating income was US$122.2 million in 2025, a 0.7% increase from US$121.4 million in 2024.

Non-GAAP operating income

Non-GAAP operating income in 2025 was US$132.5 million, compared with US$136.1 million in 2024.

7 Non-GAAP earnings per ordinary share is non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by weighted average number of basic and diluted shares outstanding. Non-GAAP net income attributable to Yalla Group Limited’s shareholders represents net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. Non-GAAP earnings per ordinary share and non-GAAP net income attributable to Yalla Group Limited’s shareholders are non-GAAP financial measures. See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.

Interest income

Interest income was US$25.7 million in 2025, compared with US$28.7 million in 2024.

Investment (loss) income

Investment income was US$3.3 million in 2025, compared with an investment loss of US$2.8 million in 2024, primarily due to changes in the fair value of wealth management products.

Income tax expense

Income tax expense was US$4.0 million in 2025, compared with US$13.9 million in 2024, primarily due to a decrease in UAE corporate tax.

Net income

Net income was US$148.1 million in 2025, a 10.4% increase from US$134.2 million in 2024.

Non-GAAP net income

Non-GAAP net income was US$158.5 million in 2025, a 6.5% increase from US$148.8 million in 2024.

Earnings per ordinary share

Basic and diluted earnings per ordinary share were US$0.96 and US$0.83, respectively, in 2025, compared with US$0.85 and US$0.74, respectively, in 2024.

Non-GAAP earnings per ordinary share

Non-GAAP basic and diluted earnings per ordinary share were US$1.03 and US$0.89, respectively, in 2025, compared with US$0.94 and US$0.82, respectively, in 2024.

Share repurchase program

Pursuant to the Company’s share repurchase program beginning on May 21, 2021, with an extended expiration date of May 21, 2026, the Company repurchased 8,377,035 American depositary shares (“ADSs”), representing 8,377,035 Class A ordinary shares, from the open market with cash for an aggregate amount of approximately US$56.6 million in 2025. As of December 31, 2025, the Company had cumulatively completed cash repurchases in the open market of 15,682,173 ADSs, representing 15,682,173 Class A ordinary shares, for an aggregate amount of approximately US$106.0 million, since the inception of the current share repurchase program. The aggregate value of ADSs and/or Class A ordinary shares that remain available for purchase under the current share repurchase program was US$44.0 million as of December 31, 2025. In addition, the Company has decided to cancel all shares repurchased in 2025. As of December 31, 2025, the Company had cancelled 6,230,299 ADSs, representing 6,230,299 Class A ordinary shares.

The Company’s board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$150 million worth of its outstanding ADS and/or Class A ordinary shares over the 24 months starting March 9, 2026. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.

Outlook

For the first quarter of 2026, considering the impact of Ramadan, which falls completely within the first quarter this year, Yalla currently expects revenues to be between US$75.0 million and US$82.0 million.

The above outlook is based on current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Yalla Group Limited will hold a conference call on Monday, March 9, 2026, at 8:00 PM Eastern Time, 4:00 AM Dubai Time on Tuesday, March 10, 2026, or 8:00 AM Beijing Time on Tuesday, March 10, 2026, to discuss the financial results.

Participants should complete online registration using the link provided below before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Event Title: Yalla Group Ltd. Fourth Quarter and Full Year 2025 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BId6ac40b44aa146df8531eae7cb1148cf

Additionally, a live webcast of the conference call will be available on the Company's investor relations website at https://ir.yalla.com, and a replay of the webcast will be available following the session.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP financial measures, namely non-GAAP operating income, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per ordinary share, as supplemental measures to review and assess the Company’s operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP operating income as operating income excluding share-based compensation. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net margin as non-GAAP net income as a percentage of revenues. We define non-GAAP net income attributable to Yalla Group Limited’s shareholders as net income attributable to Yalla Group Limited’s shareholders, excluding share-based compensation. We define non-GAAP earnings per ordinary share as non-GAAP net income attributable to Yalla Group Limited’s shareholders, divided by the weighted average number of basic and diluted shares outstanding.

By excluding the impact of share-based compensation expenses, which are non-cash charges, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. Investors can better understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess its core operating results, as they exclude share-based compensation expenses, which are not expected to result in cash payments. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP financial measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by providing the relevant disclosure of its non-GAAP financial measures in the reconciliations to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of GAAP and non-GAAP results are set forth at the end of this press release.

About Yalla Group Limited

Yalla Group Limited is the largest MENA-based online social networking and gaming company, in terms of revenues in 2022. The Company operates two flagship mobile applications, Yalla, a voice-centric group chat platform, and Yalla Ludo, a casual gaming application featuring online versions of board games, popular in MENA, with in-game voice chat and localized Majlis functionality. Building on the success of Yalla and Yalla Ludo, the Company continues to add engaging new content, creating a regionally-focused, integrated ecosystem dedicated to fulfilling MENA users’ evolving online social networking and gaming needs. Through its holding subsidiary, Yalla Game Limited, the Company has expanded its capabilities in mid-core and hard-core games in the MENA region, leveraging its local expertise to bring innovative gaming content to its users. In addition, the growing Yalla ecosystem includes YallaChat, an IM product tailored for Arabic users, WeMuslim, a product that supports Arabic users in observing their customs, and casual games such as Yalla Baloot and 101 Okey Yalla, developed to sustain vibrant local gaming communities in MENA. Yalla is also actively exploring outside of MENA with Yalla Parchis, a Ludo game designed for the South American markets. Yalla’s mobile applications deliver a seamless experience that fosters a sense of loyalty and belonging, establishing highly devoted and engaged user communities through close attention to detail and localized appeal that profoundly resonates with users.

For more information, please visit: https://ir.yalla.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao - IR Director

Tel: +86-571-8980-7962

Email: ir@yalla.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	December 31, 2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	488,379,894	526,972,019
Restricted cash	1,975,616	1,625,525
Term deposits	94,983,813	84,800,000
Short-term investments	70,932,713	141,251,128
Prepayments and other current assets	35,429,988	41,659,226
Total current assets	691,702,024	796,307,898
Non-current assets
Property and equipment, net	13,962,393	14,976,818
Intangible asset, net	896,005	728,348
Operating lease right-of-use assets	1,370,914	1,902,655
Long-term investments	93,698,924	82,053,772
Other assets	—	250,000
Total non-current assets	109,928,236	99,911,593
Total assets	801,630,260	896,219,491

LIABILITIES
Current liabilities
Accounts payable	957,717	1,066,625
Deferred revenue, current	58,081,649	55,178,093
Operating lease liabilities, current	1,012,481	357,525
Amounts due to a related party	87,156	44,177
Income taxes payable	9,117,261	1,319,111
Accrued expenses and other current liabilities	32,404,872	30,350,120
Total current liabilities	101,661,136	88,315,651
Non-current liabilities
Deferred revenue, non-current	—	1,837,543
Operating lease liabilities, non-current	13,495	1,095,245
Deferred tax liabilities	2,148,022	2,924,137
Total non-current liabilities	2,161,517	5,856,925
Total liabilities	103,822,653	94,172,576

EQUITY
Shareholders’ equity of Yalla Group Limited
Class A Ordinary Shares	14,064	13,441
Class B Ordinary Shares	2,473	2,473
Additional paid-in capital	328,883,061	339,199,644
Treasury stock	(49,438,661)	(42,497,929)
Accumulated other comprehensive loss	(3,016,579)	(1,636,586)
Retained earnings	427,907,766	515,197,658
Total shareholders’ equity of Yalla Group Limited	704,352,124	810,278,701
Non-controlling interests	(6,544,517)	(8,231,786)
Total equity	697,807,607	802,046,915
Total liabilities and equity	801,630,260	896,219,491

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	US$	US$	US$	US$	US$
Revenues	90,827,754	89,636,333	83,860,924	339,675,845	341,938,110
Costs and expenses
Cost of revenues	(31,044,004)	(28,430,988)	(26,349,923)	(120,471,064)	(111,925,930)
Selling and marketing expenses	(7,403,643)	(9,582,434)	(9,362,742)	(31,347,919)	(34,550,017)
General and administrative expenses	(13,066,301)	(9,224,448)	(12,052,397)	(37,424,491)	(38,974,500)
Technology and product development expenses	(9,178,864)	(8,629,226)	(9,474,910)	(29,030,758)	(34,270,468)
Total costs and expenses	(60,692,812)	(55,867,096)	(57,239,972)	(218,274,232)	(219,720,915)
Operating income	30,134,942	33,769,237	26,620,952	121,401,613	122,217,195
Interest income	7,101,823	6,300,342	6,008,731	28,673,905	25,661,745
Government grants	360,194	63,629	201,230	800,160	931,407
Investment (loss) income	(1,711,657)	2,204,831	1,101,141	(2,805,945)	3,310,028
Income before income taxes	35,885,302	42,338,039	33,932,054	148,069,733	152,120,375
Income tax (expense) benefit	(3,354,580)	(1,613,621)	601,477	(13,918,526)	(3,980,531)
Net income	32,530,722	40,724,418	34,533,531	134,151,207	148,139,844
Net loss attributable to non-controlling interests	60,763	386,428	327,002	1,533,034	1,695,147
Net income attributable to Yalla Group Limited’s shareholders	32,591,485	41,110,846	34,860,533	135,684,241	149,834,991
Earnings per ordinary share
——Basic	0.20	0.27	0.23	0.85	0.96
——Diluted	0.18	0.23	0.20	0.74	0.83
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,672,548	154,491,280	153,979,633	160,429,693	155,977,062
——Diluted	182,474,460	179,310,959	178,066,658	183,156,324	180,082,810

Share-based compensation was allocated in cost of revenues, selling and marketing expenses, general and administrative expenses and technology and product development expenses as follows:

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	US$	US$	US$	US$	US$
Cost of revenues	1,582,874	1,143,119	1,060,328	7,220,748	4,857,684
Selling and marketing expenses	179,964	131,359	144,874	1,822,939	617,565
General and administrative expenses	1,236,586	1,073,416	1,068,269	5,005,853	4,601,123
Technology and product development expenses	173,063	56,160	43,907	642,197	240,211
Total share-based compensation expenses	3,172,487	2,404,054	2,317,378	14,691,737	10,316,583

YALLA GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Year Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2024	December 31, 2025
	US$	US$	US$	US$	US$
Operating income	30,134,942	33,769,237	26,620,952	121,401,613	122,217,195
Share-based compensation expenses	3,172,487	2,404,054	2,317,378	14,691,737	10,316,583
Non-GAAP operating income	33,307,429	36,173,291	28,938,330	136,093,350	132,533,778

Net income	32,530,722	40,724,418	34,533,531	134,151,207	148,139,844
Share-based compensation expenses, net of tax effect of nil	3,172,487	2,404,054	2,317,378	14,691,737	10,316,583
Non-GAAP net income	35,703,209	43,128,472	36,850,909	148,842,944	158,456,427

Net income attributable to Yalla Group Limited’s shareholders	32,591,485	41,110,846	34,860,533	135,684,241	149,834,991
Share-based compensation expenses, net of tax effect of nil	3,172,487	2,404,054	2,317,378	14,691,737	10,316,583
Non-GAAP net income attributable to Yalla Group Limited’s shareholders	35,763,972	43,514,900	37,177,911	150,375,978	160,151,574

Non-GAAP earnings per ordinary share
——Basic	0.22	0.28	0.24	0.94	1.03
——Diluted	0.20	0.24	0.21	0.82	0.89
Weighted average number of shares outstanding used in computing earnings per ordinary share
——Basic	159,672,548	154,491,280	153,979,633	160,429,693	155,977,062
——Diluted	182,474,460	179,310,959	178,066,658	183,156,324	180,082,810